SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 11-K

                                ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934
    For the fiscal year ended December 31, 2006.


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934
    For the transition period from                   to                  .


                        Commission File Number 0-25236

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                           MICREL, INC. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

                             MICREL, INCORPORATED
                              2180 Fortune Drive
                              San Jose, CA 95131

                              REQUIRED INFORMATION

1. Financial Statements and Schedule

   The following documents are filed as part of this report on the pages indicated:

                                                                       Page No.
                                                                       --------
Report of Independent Registered Public Accounting Firm                     3

Statements of Net Assets Available for Benefits                             4

Statement of Changes in Net Assets Available for Benefits                   5

Notes to Financial Statements                                           6 - 12

Supplemental Schedule
   Schedule H, Part IV, Item 4i - Schedule of Assets (Held At End
    of Year)                                                                13

2. Exhibits

   Exhibit 23 - Independent Registered Public Accounting Firm Consent       14


                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            MICREL, INC. 401(k) PLAN

Date:   June 29, 2007                 By:   /s/ Richard D. Crowley Jr.
                                            --------------------------
                                            Richard D. Crowley Jr.
                                            Vice President, Finance and
                                            Chief Financial Officer

           REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Administrative Committee
Micrel, Inc. 401(k) Plan
San Jose, California


We have audited the accompanying statements of net assets available for benefits of Micrel, Inc. 401(k) Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Micrel, Inc. 401(k) Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the Plan adopted the provisions of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1 during the Plan year ended December 31, 2006.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                 ARMANINO McKENNA LLP
                                                 San Ramon, California
June 26, 2007

                            MICREL, INC. 401(k) PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2006 and 2005
                           __________________________

                                     ASSETS
                                     ------
                                                       2006            2005
                                                  --------------  --------------
Cash                                               $      6,104    $      9,548
Investments at fair value
  Registered investment companies                    38,832,056      32,096,033
  Employer common stock                                 623,795         591,160
  Guaranteed investment contract                      3,858,588       3,396,298
                                                   ------------    ------------
    Total investments at fair value                  43,314,439      36,083,491

Participant loans                                     1,166,883         940,325
Employer contribution receivable                        710,000         622,000
                                                   ------------    ------------
    Total assets                                     45,197,426      37,655,364

                                  LIABILITIES
                                  -----------
Accrued liabilities                                     102,926          42,108
                                                   ------------    ------------
Net assets at fair value                             45,094,500      37,613,256

Adjustment from fair value to contract value for
  fully benefit-responsive investment contracts          11,894          (5,327)
                                                   ------------    ------------
Net assets available for benefits                  $ 45,106,394    $ 37,607,929
                                                   ============    ============

   The accompanying notes are an integral part of these financial statements.

                           MICREL, INC. 401(k) PLAN
           Statement of Changes in Net Assets Available for Benefits
                     For the Year Ended December 31, 2006
                          __________________________
Additions to net assets attributed to
  Investment income
    Net appreciation in fair value of investments                  $  4,451,600
    Interest and dividends                                               93,669
                                                                   ------------
      Total investment income                                         4,545,269
                                                                   ------------
  Contributions
    Participant contributions                                         3,875,537
    Employer contributions                                              710,000
    Rollovers                                                           216,777
                                                                   ------------
      Total contributions                                             4,802,314
                                                                   ------------
      Total additions                                                 9,347,583
                                                                   ------------
Deductions from net assets attributed to
  Benefits paid to participants                                       1,808,180
  Administrative expenses                                                40,938
                                                                   ------------
    Total deductions                                                  1,849,118
                                                                   ------------
Net increase in net assets                                            7,498,465
Net assets available for benefits, beginning of year                 37,607,929
                                                                   ------------
Net assets available for benefits, end of year                     $ 45,106,394
                                                                   ============

   The accompanying notes are an integral part of these financial statements.

                            MICREL, INC. 401(k) Plan
                          Notes to Financial Statements
                           December 31, 2006 and 2005
                           __________________________


1. Description of the Plan
--------------------------
   The following description of the Micrel, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement and summary plan description for a more complete description of the Plan's provisions.

   General
   -------
   The Plan, a defined contribution plan sponsored by Micrel, Inc. (the "Company" or "Employer"), intended to qualify under Section 401(a) and related provisions of the Internal Revenue Code, was established effective January 1, 1980. The Plan is designed to provide participants with a means to defer a portion of their compensation for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   Plan administration
   -------------------
   The Company is the administrator of the Plan and, as such, carries out the duties imposed by ERISA. The Company has delegated certain responsibilities for the operation and administration of the Plan. Custodianship of investment assets and execution of investment transactions is provided by The Charles Schwab Trust Company ("Schwab"). Recordkeeping services are provided by Invesmart.

   Certain administrative fees of the Plan, including audit fees, were paid directly by the Company for the year ended December 31, 2006.

   Eligibility
   -----------
   All non-excluded employees, as defined by the Plan, become eligible to participate in the Plan on the first day of the month following their employment commencement date. Participants of the Plan who have more than six months of service, as defined, are eligible to receive discretionary contributions from the Company based on the provisions of the Plan. Participants should refer to the Plan document for further detail on the Plan's eligibility provisions.

   Contributions
   -------------
   Annually, participants may elect to make salary deferral contributions up to 100% of their pretax eligible compensation, as defined in the Plan, subject to certain IRS limitations. A participant may also contribute cash to the Plan in the form of a "rollover contribution" from another qualified employer-sponsored retirement plan. Employer contributions may be contributed at the discretion of the Company's board of directors and are invested in a portfolio of investments as directed by the Company.

                            MICREL, INC. 401(k) Plan
                          Notes to Financial Statements
                           December 31, 2006 and 2005
                           __________________________


1. Description of the Plan (continued)
--------------------------------------

   Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a guaranteed investment contract, money market funds, registered investment companies (i.e., mutual funds), and employer common stock as investment options for participants.

   Participant accounts
   --------------------
   Each participant's account is credited with the participant's contribution and earnings thereon and an allocation of (a) the Company's contribution and earnings thereon, and charged with an allocation of administrative expenses, and (b) forfeitures of terminated participants' non-vested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

   Vesting
   -------
   Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company discretionary contributions portion of their accounts plus actual earnings thereon is based on years of continuous service as defined by the Plan. A participant is 100% vested after 6 years of credited service.

   Payment of benefits
   -------------------
   Distributions and withdrawals are payable upon retirement, termination, financial hardship, disability, or death. If a participant's account balance is equal to or less than $1,000, the balance is distributed immediately in a lump-sum cash payment unless a direct rollover into another qualified benefit plan is requested. If the account balance is over $1,000, the participant can consent to either a distribution paid in the form of a lump-sum cash payment, a direct rollover into another qualified plan or may postpone payment to a later date and remain in the Plan as described in the Plan documents.

   Participant loans
   -----------------
   Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the remaining balance in the participant's account and bear interest at rates that range from 6.0% to 11.5%, which are commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

                            MICREL, INC. 401(k) Plan
                          Notes to Financial Statements
                           December 31, 2006 and 2005
                           __________________________


1. Description of the Plan (continued)
--------------------------------------

   Forfeitures
   -----------
   Forfeitures shall be allocated to all participants eligible to share in the allocations in the same proportion that each participant's compensation for the year bears to the compensation of all participants for such year. These accounts will be used to reduce future employer contributions and/or administrative expenses. At December 31, 2006 and 2005, there was $21,435 and $26,393 in forfeited nonvested accounts, respectively. There were $21,435 in forfeitures applied during the Plan year ended December 31, 2006.

2. Summary of Significant Accounting Policies
---------------------------------------------

   Basis of accounting
   -------------------
   The financial statements of the Plan are prepared under the accrual basis of accounting.

   Payment of benefits
   -------------------
   Benefits are recorded when paid.

   Investment valuation and income recognition
   -------------------------------------------
   Shares of registered investment companies (i.e., mutual funds) are valued at quoted market prices as reported by the Custodian, which represent the net asset value of shares held by the Plan at year-end. Common stocks are valued at quoted market prices as reported by the Custodian. Participant loans are valued at cost which approximates fair value. The guaranteed investment contract is reported at fair value, as reported to the Plan by Metropolitan Life Insurance Company ("MetLife") (see Note 3). Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

   Risks and uncertainties
   -----------------------
   The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits. Investment fees, which may vary according to the individual funds selected, are paid out of the assets of the Plan. Participants should refer to the prospectuses of the individual investment funds for further details on individual investment fees.

                            MICREL, INC. 401(k) Plan
                          Notes to Financial Statements
                           December 31, 2006 and 2005
                           __________________________


2. Summary of Significant Accounting Policies (continued)
---------------------------------------------------------

   Estimates
   ---------
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

   Investment contract
   -------------------
   As described in Financial Accounting Standards Board Staff Position, FSP
   AAG INV-1 and SOP 94-4-1, (the "Pronouncement") Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined- Contribution Health and Welfare and Pension Plans (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contributions plan attributable to full benefit-responsive investment contracts because contact value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of changes in net assets available for benefits is prepared on a contract value basis. The Pronouncements which were required to be applied retroactively as of December 31, 2006 and 2005 were adopted by the Plan during the year ended December 31, 2006.

3. Guaranteed Investment Contract
---------------------------------
   The Plan invests in a fully benefit-responsive guaranteed investment contract with MetLife, as an investment option to Plan participants. Contributions to MetLife under this contract are maintained in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all, or a portion, of their investment at contract value. The market value of this contract as of December 31, 2006 and 2005 was $3,858,588 and $3,396,298,
   respectively.

                            MICREL, INC. 401(k) Plan
                          Notes to Financial Statements
                           December 31, 2006 and 2005
                           __________________________


3. Guaranteed Investment Contract (continued)
---------------------------------------------

   MetLife will guarantee principal and accrued interest, based on credited interest rates, for participant-initiated withdrawals as long as the contract remains active. Interest is credited to the contract at interest rates that reflect the performance of the underlying portfolio.

   There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 4.56% and 4.55% for the years ended December 31, 2006 and 2005, respectively. The crediting interest rate is based on an agreed-upon formula with the issuer, but may not be less than 0% percent. Such interest rates are reviewed and reset, as applicable, on a quarterly basis. MetLife will reset the rate by amortizing the difference between the market value of the portfolio and the guaranteed value over the weighted average duration of the Fund's investments. Participants will receive the principal and accrued earnings credited to their accounts on withdrawal for allowed events. These events include transfers to other Plan investment options, and payments because of retirement, termination of employment, disability, death and in-service withdrawals as permitted by the Plan.

4. Investments
--------------

   The following presents investments that represent 5 percent or more of the Plan's net assets at December 31:

                                                          2006            2005
                                                      ------------    ------------
      Dreyfus Midcap Index Fund                       $  3,548,112    $  3,468,560
      MetLife GIC                                     $  3,858,588    $  3,396,298
      Dreyfus S&P 500 Index Fund                      $  3,867,424    $  3,119,287
      Hotchkis & Wiley Mid-Cap Value Fund Class A     $  3,151,553    $  2,849,645
      Royce Premier Fund                              $  2,840,191    $  2,473,459
      Selected American Fund                          $  3,160,265    $  2,401,367
      Columbia Intermediate Bond Fund                 $  2,619,038    $  2,379,923
      Europacific Growth Fund R4                      $  3,456,552    $  2,343,766
      Growth Funds of America R4                      $  2,532,572    $  2,002,153
      Managers Special Equity Fund                             N/A    $  1,955,946
      Schwab International Index Fund                 $  2,715,227             N/A

                            MICREL, INC. 401(k) Plan
                          Notes to Financial Statements
                           December 31, 2006 and 2005
                           __________________________


4. Investments (continued)
--------------------------

   During 2006, the Plan's investments appreciated in value by $4,451,600 (including gains and losses on investments bought and sold, as well as held during the year) as follows:

      Registered investment companies                            $4,320,980
      Guaranteed investment contract                                165,734
      Employer common stock                                         (35,114)
                                                                 ----------
                                                                 $4,451,600
                                                                 ==========

5. Nonparticipant-Directed Investments
--------------------------------------

   Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                            2006           2005
                                                        ------------   ------------
      Net assets
         Registered investment companies
          (mutual funds)                                $ 6,518,950    $ 5,479,780
      Changes in net assets
         Interest and dividends                         $   292,965
         Realized and unrealized gains in investments       297,803
         Contributions                                      639,201
         Benefits paid to participants                     (190,799)
                                                        -----------
                                                        $ 1,039,170
                                                        ===========

6. Tax Status
-------------
   The Internal Revenue Service has determined and informed Company by a letter dated November 4, 2005, that the Plan was designed in accordance with applicable sections of the Internal Revenue Service Code (the "Code"). The Plan has been amended since adoption. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. Party in Interest and Related Party Transactions
---------------------------------------------------
   As allowed by the Plan, participants may elect to invest their salary deferral contributions and employer matching contributions in the Company's common stock. Aggregate investment in the Company's common stock at December 31, 2006 and 2005 was as follows:

                            MICREL, INC. 401(k) Plan
                          Notes to Financial Statements
                           December 31, 2006 and 2005
                           __________________________


                                       Number of Shares       Fair Value
                                       ----------------    ----------------
        2006                                57,866            $  623,795
        2005                                51,006            $  591,160

   Certain Plan investments are managed by Schwab, the custodian and trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

8. Plan Termination
-------------------
   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the full value of each participant's account shall become fully vested and nonforfeitable.

9. Reconciliation of Financial Statements to Form 5500
------------------------------------------------------
   The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

      Net assets available for benefits
       per the financial statements                         $  45,106,394
      Excess contributions payable                                102,926
                                                            -------------
      Net assets available for benefits
       per Form 5500                                        $  45,209,320
                                                            =============

   The following is a reconciliation of investments from the financial statements to the Form 5500:

      Guaranteed investment contract at fair value,
       per the financial statements                          $  3,858,588
      Adjustment from fair value to contract value for
       fully benefit-responsive investment contracts               11,894
                                                             ------------
      Guaranteed investment contract at contract value       $  3,870,482
                                                             ============

                               SUPPLEMENTAL SCHEDULE

                                           MICREL, INC. 401(k) PLAN
                   Schedule H, Part IV, Item 4i - Schedule of Assets (Held At End of Year)
                                         EIN: 94-2526744; Plan No. 001
                                               December 31, 2006
                                           _________________________

                                                                (c)
                                                     Description of Investment
                        (b)                          Including Maturity Date,                       (e)
                 Identity of Issue,                Rate of Interest, Collateral,      (d)         Current
(a)       Borrower, Lessor, or Similar Party           Par or Maturity Value          Cost         Value
---  --------------------------------------------  -----------------------------  ------------  ------------
 *   Micrel Inc.                                   Common Stock                   $   727,061   $   623,795
     Artisan Midcap Fund                           Mutual Fund                    $ 1,487,988   $ 1,651,633
     Buffalo Small Cap Fund                        Mutual Fund                    $   568,273   $   664,860
     Calvert Income Fund                           Mutual Fund                    $   641,264   $   629,799
     Columbia Intermediate Bond Fund               Mutual Fund                    $ 2,671,635   $ 2,619,038
     Dodge & Cox Stock Fund                        Mutual Fund                    $   670,705   $   868,612
     Dreyfus Bond Market Index Investor Fund       Mutual Fund                    $   941,351   $   924,279
     Dreyfus Midcap Index Fund                     Mutual Fund                    $ 2,988,669   $ 3,548,112
     Dreyfus S&P 500 Index Fund                    Mutual Fund                    $ 3,234,501   $ 3,867,424
     EuroPacific Growth Fund R4                    Mutual Fund                    $ 2,711,544   $ 3,456,552
     Growth Funds of America R4                    Mutual Fund                    $ 2,063,290   $ 2,532,572
     Hotchkis & Wiley Mid-Cap Value Fund Class A   Mutual Fund                    $ 2,771,994   $ 3,151,553
     Managers Special Equity Fund                  Mutual Fund                    $ 2,041,174   $ 2,071,454
     Metlife GIC                                   Guaranteed Invmt Contract      $ 3,503,539   $ 3,858,588
     Royce Premier Fund                            Mutual Fund                    $ 2,346,360   $ 2,840,191
 *   Schwab International Index Fund               Mutual Fund                    $ 2,003,012   $ 2,715,227
     Selected American Fund                        Mutual Fund                    $ 2,382,411   $ 3,160,265
     T Rowe Price Mid Cap Value Fund               Mutual Fund                    $   295,761   $   337,577
     Van Kampen Growth & Income Fund               Mutual Fund                    $   726,585   $   770,076
     Vanguard 500 Index Fund Admiral Shares        Mutual Fund                    $   393,989   $   466,017
     Columbia Acorn Fund                           Mutual Fund                    $   330,982   $   333,263
     Vanguard F-I SECS Short-term Federal          Mutual Fund                    $   754,473   $   751,086
     Vanguard Morgan Growth Admiral SHS            Mutual Fund                    $   846,784   $   871,086
 *   Schwab Government Money Fund                  Money Market                   $         2   $         2
 *   Schwab Institutional Advantage MMF            Money Market                   $   505,780   $   505,780
 *   Schwab U.S. Treasury Money Market Fund        Money Market                   $    95,598   $    95,598
 *   Cash                                          Cash                           $     6,104   $     6,104
 *   Participant Loans                             Interest Rates 6.0-11.5%               N/A   $ 1,166,883

 * Indicates a party-in-interest.